TRANSGLOBE ENERGY CORPORATION ANNOUNCES SECOND
QUARTER 2017 FINANCIAL AND OPERATING RESULTS

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, August 14, 2017 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to announce its financial and operating results for the three and six months ended June 30, 2017. All dollar values are expressed in United States dollars unless otherwise stated. TransGlobe's Condensed Consolidated Interim Financial Statements together with the notes related thereto, as well as TransGlobe's Management's Discussion and Analysis for the three month periods ended June 30, 2017 and 2016, are available on TransGlobe's website at www.trans-globe.com.

Financial Highlights:

ø
Second quarter production averaged 16,465 Boepd (19,259 Boepd sales) versus 11,472 Bopd (11,783 Bopd sales) in Q2-2016, a 44% increase, reflecting increased volumes in Egypt and the December 2016 Canadian acquisition;

ø
Completed one direct sale tanker-lifting of TransGlobe's entitlement oil for proceeds of $18.5 million (sale proceeds collected in July) and sold 302,648 barrels of inventoried entitlement crude oil to EGPC for $12.5 million to cover in-country expenditures during the second quarter;

ø	Inventory of 1,274,057 barrels of entitlement crude oil at quarter-end, and next lifting is scheduled for mid-September;

ø	Positive second quarter funds flow of $16.9 million ($0.23 per share);

ø
Second quarter net loss of $56.6 million (includes a $67.5 million impairment loss and a $6.6 million unrealized gain on derivative commodity contracts). Excluding the impairment charge and the unrealized gain on derivative commodity contracts, the Company would have achieved a positive net profit for the quarter of $4.3 million;

ø	Spent $8.2 million on exploration and development during the quarter;

ø	Ended the quarter with positive working capital of $60.3 million, which includes cash and cash equivalents of $21.6 million (including restricted cash);

ø	Finalized C$30.0 million revolving Canadian reserve-based lending facility, of which $10.0 million (C$13.6 million) was drawn on May 16, 2017 to repay the remaining outstanding vendor take-back note;

Operational Highlights:

ø	Drilled five wells in Egypt (two exploration and three development), resulting in three dry holes and two oil wells (K-47 and NWG 38A); and

ø	Drilled and cased the Boraq 5 appraisal well as a potential Abu Roash oil well.

A conference call to discuss TransGlobe’s 2017 second quarter results presented in this news release will be held Monday, August 14, 2017 at 9:00 AM Mountain Time (11:00 AM Eastern Time) and is accessible to all interested parties by dialing 416-340-2216 or toll free at 1-800-377-0758. The webcast may be accessed at http://www.gowebcasting.com/8557.

FINANCIAL AND OPERATING RESULTS
(US$000s, except per share, price, volume amounts and % change)

	Three months ended June 30			Six months ended June 30
Financial	2017	2016	% Change	2017	2016	% Change
Petroleum and natural gas sales	64,711	32,461	99	111,265	61,483	81
Petroleum and natural gas sales, net of royalties	40,439	19,786	104	62,900	37,213	69
Realized derivative gain (loss) on commodity contracts	1,529	(698)	—	1,529	(956)	—
Unrealized derivative gain (loss) on commodity contracts	6,578	—	—	2,849	—	—
Production and operating expense	14,923	10,640	40	25,046	23,761	5
Transportation costs	156	—	—	354	—	—
Selling costs	1,502	47	3,096	1,502	875	72
General and administrative expense	3,362	4,125	(18)	7,808	7,648	2
Depletion, depreciation and amortization expense	10,363	8,083	28	18,875	18,099	4
Income taxes	5,505	2,683	105	10,925	3,661	198
Cash flow generated by (used in) operating activities	(2,753)	6,011	—	(5,250)	7,437	—
Funds flow from operations[1]	16,855	2,026	732	19,357	(804)	2,508
Basic per share	0.23	0.03		0.26	(0.01)
Diluted per share	0.23	0.03		0.26	(0.01)
Net earnings (loss)	(56,622)	(12,050)	(370)	(69,499)	(28,299)	(146)
Basic per share	(0.78)	(0.17)		(0.96)	(0.39)
Diluted per share	(0.78)	(0.17)		(0.96)	(0.39)
Capital expenditures	8,230	4,837	70	18,948	9,102	108
Working capital	60,319	65,413	(8)	60,319	65,413	(8)
Long-term debt	83,725	—	—	83,725	—	—
Convertible debentures	—	70,639	(100)	—	70,639	(100)
Note payable	—	—	—	—	—	—
Common shares outstanding
Basic (weighted average)	72,206	72,206	—	72,206	72,206	—
Diluted (weighted average)	72,206	72,206	—	72,206	72,206	—
Total assets	337,596	433,013	(22)	337,596	433,013	(22)

Operating
Average production volumes (Boepd)	16,465	11,472	44	16,597	11,765	41
Average sales volumes (Boepd)	19,259	11,783	63	16,558	12,955	28
Inventory (MBbls)	1,274	707	67	1,274	707	67
Average sales price ($ per Boe)	36.92	30.27	22	37.13	26.08	42
Operating expense ($ per Boe)	8.51	9.92	(14)	8.36	10.08	(17)
Note:
[1] Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies.

Average reference prices	2017		2016
	Q-2	Q-1	Q-4	Q-3	Q-2
Crude oil
Dated Brent average oil price (US$/Bbl)	49.67	53.68	49.19	45.79	45.52
Edmonton Sweet index (US$/bbl)	46.03	48.37	46.18	41.99	42.51
Natural gas
AECO (C$/mmbtu)	2.78	2.69	3.09	2.32	1.40
U.S./Canadian Dollar average exchange rate	1.345	1.323	1.334	1.305	1.289

CORPORATE SUMMARY
TransGlobe Energy Corporation ("TransGlobe" or the "Company") produced an average of 16,465 barrels of oil equivalent per day ("boepd") during the second quarter of 2017, which was within the full-year 2017 production guidance range of 15,500 to 16,500 boepd. Egypt production was 13,851 barrels of oil per day ("bopd"), and Canada production was 2,614 boepd.
The Company completed one direct sale tanker lifting during the quarter, consisting of 515,626 barrels of entitlement crude oil. The tanker lifting was marketed by Mercuria Energy Trading S.A., ("Mercuria") in June. Proceeds of $18.5 million were received in July. The Company's next cargo lifting from Egypt is scheduled for mid-September 2017. In addition to the lifting the Company sold 302,648 barrels of inventoried entitlement crude oil to the Egyptian General Petroleum Company ("EGPC") during the second quarter for $12.5 million. The EGPC proceeds were used to cover in-country expenditures during the first half of 2017. All Canadian production was sold during the quarter.
During the quarter TransGlobe entered into a credit agreement for a revolving Canadian reserve-based lending facility (“RBL”) with Alberta Treasury Branches (“ATB”). The Company utilized funds available under the RBL to repay the remaining C$13.6 million vendor-take-back loan outstanding. Long-term debt net of working capital was $23.4 million as at June 30, 2017.
Dated Brent oil prices averaged $49.67 per barrel in the second quarter of 2017. TransGlobe's Gulf of Suez crude is sold at a quality discount to Dated Brent and received a blended price of $39.31 per barrel during the quarter. TransGlobe's Canadian production received an average of $44.47 per barrel of oil and $2.14 per mcf of natural gas during the second quarter. The Company had funds flow of $16.9 million ($0.23 per share) and ended the quarter with positive working capital of $60.3 million, which includes cash and cash equivalents of $21.6 million (including restricted cash).
The Company experienced a net loss in the quarter of $56.6 million, which includes a $67.5 million non-cash impairment loss on the Company's exploration and evaluation assets at NW Gharib and a $6.6 million unrealized derivative gain on commodity contracts (mark-to-market gain on the Company's hedging contracts). The recoverable amount of the North West Gharib cash-generating unit is $4.4 million. The Company's remaining NW Gharib exploration and evaluation assets were written down to nil. The impairment loss recognized in the quarter is a result of reducing the overall carrying value of the North West Gharib concession to the discounted present value of the internally estimated proved plus probable reserves recognized as at the end of the quarter. This impairment was taken after consideration of the uncertainly of the timing of additional exploration and development on the existing and pending development leases and the current forward outlook for Gharib blend pricing. TransGlobe signed the North West Gharib Production Sharing Agreement ("PSC") (won in the EGPC bid round in 2011/2012) on November 7, 2013. The Company entered into these exploration commitments when the oil price environment was significantly stronger. Brent oil prices averaged between $108 bbl to $112 bbl from 2011 to 2013.
The Company drilled five wells in Egypt during the quarter resulting in three dry holes and two oil wells. The second rig operating in the Eastern desert was released and is currently stacked on the NWG license waiting to drill a side track to NWG # 3A. There are three development leases pending approval on the NWG license. The Company anticipates these will be approved during the third quarter and expects to recommence a drilling program in the Eastern desert when approval is granted. Following the quarter end the Company commenced a three well drilling program on the Harmattan property in Canada. The Canadian program was reduced to three wells (from a four to eight program) in response to lower commodity prices in Q2/Q3. With two of the three wells drilled and cased, drilling costs are trending 20% to 30% below plan due to drilling performance. Following the quarter the Company completed the drilling and cased the Boraq 5 well in the South Alamein concession in Egypt.  Two potential oil zones were encountered.  The Company plans to retest Boraq 2 and to test Boraq 5 in September/October.
Brent oil prices were weaker during the quarter but have since firmed up to above $50 per barrel. The fundamentals seem to be slowly improving (lower world inventories, increasing demand). The selling differential for the Ras Gharib heavy oil also is showing signs of improvement. The Company’s cost structure for operating expenses and G&A has been improved significantly over the past three years. The increased oil sales during the quarter resulted in a significant improvement to funds flow, posting the highest number in eight quarters. Management will continue to steward the balance sheet conservatively and focus on a return to profitability in this low oil price environment.
The Company is investigating methods to increase its liquidity and general market support, including alternative listings.

OPERATIONS UPDATE
ARAB REPUBLIC OF EGYPT

EASTERN DESERT

West Gharib, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
No wells were drilled during the second quarter.
Production
Production from West Gharib averaged 6,389 Bopd to TransGlobe during the second quarter, a 4% (293 Bopd) decrease from the previous quarter. First quarter production additions from the infill development wells in the Arta Red Bed pool were offset by natural declines and well servicing of high volume producers.
Production averaged 6,036 Bopd during July.
Sales
TransGlobe sold 302,648 barrels of inventoried entitlement crude oil (after royalties and tax) to EGPC for $12.5 million in the second quarter of 2017 to cover in-country expenditures. TransGlobe held 635,414 barrels of West Gharib entitlement oil as inventory at the end of the second quarter.

Quarterly West Gharib Production (Bopd)	2017		2016
	Q-2	Q-1	Q-4	Q-3
Gross production rate	6,389	6,683	6,601	6,629
TransGlobe working interest	6,389	6,683	6,601	6,629
TransGlobe inventory held (lifted)	(92)	3	3,339	(1,819)
Total sales	6,481	6,680	3,262	8,448
Government share (royalties and tax)	3,155	3,304	3,262	3,277
TransGlobe sales (after royalties and tax)[1]	3,326	3,376	—	5,171
[1] Under the terms of the West Gharib Production Sharing Concession, royalties and taxes are paid out of the Government's share of production sharing oil.

West Bakr, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
During the second quarter, the K-47 development well was drilled and cased as an Asl A oil well in the South-K field. K-47 was drilled to a total depth of 1,372 meters (4,500 feet) and encountered an internally estimated 23.5 meters (77 feet) of net oil pay in the targeted Asl A formation. The well was completed and put on production in late May and produced at an average initial 30-day rate of 235 Bopd.
Further, the Company recompleted two wells in the K field in late June, producing at a combined rate of 370 Bopd. Additional low cost, behind-pipe opportunities in the K and H fields are being scheduled, with related production volumes projected in the third and fourth quarter of 2017.
Production
Production from West Bakr averaged 6,085 Bopd to TransGlobe during the second quarter, a 3% (199 Bopd) decrease from the previous quarter, primarily due to well servicing and natural declines.
Production averaged 5,751 Bopd during July.
Sales
TransGlobe lifted and sold 515,626 barrels of Ras Gharib blend in June, all of which was allocated to West Bakr entitlement crude inventory (after royalties and tax). Subsequent to the quarter, the Company received $18.5 million (~$37.72/barrel) for the June lifting, prior to hedging gains of an additional $1.5 million. TransGlobe held 559,310 barrels of West Bakr entitlement oil as inventory at the end of the second quarter.

Quarterly West Bakr Production (Bopd)	2017		2016
	Q-2	Q-1	Q-4	Q-3
Gross production rate	6,085	6,284	6,134	5,104
TransGlobe working interest	6,085	6,284	6,134	5,104
TransGlobe inventory held (lifted)	(3,202)	2,545	2,484	2,067
Total sales	9,287	3,739	3,650	3,037
Government share (royalties and tax)	3,621	3,739	3,650	3,037
TransGlobe sales (after royalties and tax)[1]	5,666	—	—	—
[1] Under the terms of the West Bakr Production Sharing Concession, royalties and taxes are paid out of the Government's share of production sharing oil.

North West Gharib, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration

During the second quarter, the Company drilled one exploration well and two appraisal wells resulting in one Red bed oil well and two dry holes.

NWG 38A 1 was drilled as an appraisal well to the NWG-38A Red Bed oil producer (~600 Bopd) in the NWG Development Lease #1 (“NWG DL #1”).  The NWG 38A1 appraisal well was drilled to a total depth of 5,100 ft.  The well came in 115 feet structurally higher than NWG-38-A, and is internally estimated to have 36.5 feet of tight Red Bed conglomerate oil pay.  The well started production in late June for an unstimulated production test. The well is scheduled for stimulation during the third quarter.

NWG 3A 1 was drilled as an appraisal well to NWG-3X Red Bed oil producer (~600 Bopd) in NWG DL #1.  NWG 3A appraisal was drilled to a total depth of 5,150 feet.  NWG-3A encountered a thick Red Bed sequence (~270 feet) in a structurally low position with an estimated 80 feet of high quality Red Bed reservoir which was wet.  NWG-3A was plugged back to the base of surface casing and suspended for a future sidetrack. The drilling rig was shut down and stacked on location following the NWG 3A well which concluded the planned eastern desert drilling program for the first half of 2017. It is expected that drilling in the eastern desert could commence by the fourth quarter, starting with a side track from NWG 3A 1 targeting the Red Bed in an up dip structural position.

The NWG 40 B exploration well, was drilled to a depth of 5,322 feet, fully satisfying all first phase work commitments for the NWG Concession.  The well was abandoned after encountering wet Red Bed reservoir.

Subsequent to the quarter, NWG 16X (tight Red Bed conglomerate discovery in 2014) in NWG DL #1 was stimulated, tied into the NWG early production facility (EPF) and placed on production averaging approximately 100 Bopd over the first 30 days (IP30).

In addition, the Company completed and stimulated one well on each of the NWG 1 and NWG 5 discoveries (discovered in 2014) in late March. Both wells were put on short term pump production tests to partially recover the stimulation fluid and establish new oil production from the discoveries. The wells produced ~150 to 180 Bopd. Following the short production tests, the wells were shut-in pending approval of the respective development leases. The Company filed development lease applications for the NWG 1 and NWG 5 discoveries prior to May 6th, which was the expiry date of the first exploration phase on NWG. It is expected that new development leases could receive approval from the Minister of Oil during the third quarter.

The NWG 5 discovery is an upper Nukhul discovery similar to and located immediately south of the Arta Upper Nukhul pool in the West Gharib concession. The NWG 5 discovery wells (discovery well and one appraisal well) are expected to produce at similar rates to TransGlobe’s Arta Nukhul wells which typically have an initial 30 day production rate (IP 30) of 150-180 Bopd with ultimate recoveries of 120-150 MBbls per well on primary production.

The NWG 1 discovery is located immediately north of the Arta Red Bed (Lower Nukhul) pool in the West Gharib concession. The NWG 1 wells (discovery well and one appraisal well) encountered a tight Red Bed conglomerate sequence which requires stimulation to produce. Longer-term production from the NWG 1 wells will be required to establish expected per well recoveries and the associated reserve assignments.

In addition, the Company filed a development lease application for the area immediately north of NWG DL #1 on May 3 which includes the NWG 26 and 27 discovery wells.

TransGlobe has fully evaluated the NWG exploration lands and all commitments have been met at the end of the first exploration period (May 6, 2017). The Company has elected not to enter the second exploration period and has filed development lease applications on the discovery areas. The Company has relinquished the remaining exploration lands that are not covered by development lease applications.
Production
Production from NW Gharib averaged 1,377 Bopd to TransGlobe during the second quarter, a 40% (395 Bopd) increase from the previous quarter, primarily due to well optimization at NWG 3.
Production has averaged 1,187 Bopd during July.
Sales
TransGlobe did not sell its entitlement share of production (after royalties and tax) from NWG during the quarter, which resulted in an ending inventory position (under-lift) of 79,334 barrels.

Quarterly North West Gharib Production (Bopd)	2017		2016
	Q-2	Q-1	Q-4	Q-3
Gross production rate	1,377	982	55	—
TransGlobe working interest	1,377	982	55	—
TransGlobe inventory held (lifted)	499	356	20	—
Total sales	878	626	35	—
Government share (royalties and tax)	878	626	35	—
TransGlobe sales (after royalties and tax)[1]	—	—	—	—
[1] Under the terms of the North West Gharib Production Sharing Concession, royalties and taxes are paid out of the Government's share of production sharing oil.

South West Gharib, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
No wells were drilled during the second quarter. The Company elected to relinquish the concession following completion of the first phase exploration commitment work program.
WESTERN DESERT
South Alamein, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
The Boraq 5, commenced drilling in May, to test the down dip extent of the two pools discovered at Boraq 2. The Boraq 5 well has encountered significant drilling difficulties. The first attempt to reach the target encountered significant caving and lost circulation resulting in a requirement to sidetrack the well to a different location. The well reached a total depth of 8,900 feet measured depth and encountered up to 15 feet of possible pay in the AR ‘G’ Cretaceous oil pool. The well missed the AR-E channel sands.  The well was therefore plugged back and again sidetracked to a structurally up dip location targeting AR-E channel and the AR-G pool. The side track also encountered significant drilling difficulties but eventually reached a total depth of 8,755 feet measured depth and encountered six feet of AR E channel and 19 feet AR G formation. The well was cased as a potential oil well, which will be tested following the Boraq 2 test. The drilling rig is now released and a work over rig will be mobilized for the two well testing program.
The initial drilling campaign consists of one well (Boraq 5) on the Boraq structural complex plus re-entering the Boraq 2 discovery well for additional testing. Successful appraisal wells could lead to filing a Boraq development plan as early as Q3/Q4-2017 with first production targeted to year-end 2017/early 2018. In parallel, the Company is evaluating the remaining exploration prospects on the concession, targeting an exploration drilling program commencing in late 2017 and extending into 2018. The South Alamein concession contains the Boraq 2X discovery and several additional exploration targets. The Boraq 2X discovery tested approximately 1,600 Bopd from two zones. The primary Cretaceous zone tested at a rate of 800 to 1,323 Bopd of 34 API oil with no water and a 13% pressure drawdown during a 28 hour drill stem test (DST). A secondary Cretaceous zone tested at a rate of 274 Bopd of 32-35 API oil and 4% water during a 23 hour DST. Test rates are not necessarily indicative of long-term performance or ultimate recovery.
South Ghazalat, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration
At South Ghazalat, the Company has met all financial commitments for the first exploration phase and is targeting to have a drill-ready prospect inventory prepared during 2017. South Ghazalat could be drilled (two wells) in conjunction with North West Sitra in the 2018 exploration program.
North West Sitra, Arab Republic of Egypt (100% working interest, operated)
At NW Sitra, the Company completed the 600 km2 seismic acquisition program at the end of March. The new data is being processed with prospect mapping planned for the second half of 2017.
CANADA
Operations and Exploration
No wells were drilled during the second quarter.
TransGlobe took over field operations on February 1st and initiated surface land acquisition/permitting for up to eight wells in the Harmattan area. The initially planned 2017 program consisted of up to eight horizontals (multi-stage frac) wells targeting the Cardium light oil resource at Harmattan. In light of reduced commodity prices in Q2 the Company reduced the initial program to three wells which, commenced July 19th. The first well was drilled to a total depth of 3,541 meters (11,579 feet) measured depth and cased as a potential Cardium oil well. The second well was drilled to a total depth of 3,703 meters (12,146 feet) measured depth and cased as a potential Cardium oil well. The third well is currently drilling. The three wells are being drilled from the same well pad with one mile horizontals. The planned completion program for each well is a 40 stage frac with approximately 15 tonnes of proppant per stage. The Company is targeting to have the wells completed and place on production by the end of the third quarter.
The wells were estimated to cost C$2.5 - C$2.7 million per well to drill, completed and place on production.
The Company continues to evaluate properties for acquisition in the greater Harmattan area.
Production
Production from Canada averaged 2,613 Boepd to TransGlobe during the second quarter, a 6% (169 Bopd) decrease from the previous quarter.
Production has averaged 2,636 Boepd during July.

Quarterly Canada Production (Boepd)	2017		2016
	Q-2	Q-1	Q-4	Q-3
Canada crude oil (bbls/d)	496	565	18	—
Canada NGLs (bbls/d)	919	1,037	34	—
Canada natural gas (mcf/d)	7,191	7,075	230	—
Total production (boe/d)	2,613	2,782	90	—

READER ADVISORIES
Forward-Looking Statements
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. In particular, this press release contains forward-looking statements regarding the Company's appraisal, development and evaluation plans and the focus of the Company's exploration and development budget. In addition, information and statements relating to “resources” are deemed to be forward-looking information and statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources described exist in the quantities predicted or estimated, and that the resources described can be profitably produced in the future. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. With respect to forward-looking statements contained in this press release, assumptions have been made regarding, among other things: the Company’s ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company’s capital programs; geological and engineering estimates in respect of the Company’s reserves and resources; and the geography of the areas in which the Company is conducting exploration and development activities. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

For further information, please contact:

Investor Relations
Telephone: (403) 264-9888
Email: investor.relations@trans-globe.com
Web site: www.trans-globe.com

OR

Public Relations
FTI Consulting
+44 (0) 203 727 1000
Ben Brewerton / Ed Westropp / Emerson Clarke
energy@fticonsulting.com